EXHIBIT 3.1

AMENDMENT NO. 1 TO THE

AMENDED AND RESTATED BYLAWS

OF

RF INDUSTRIES, LTD.

Article III, Section 2 of the Amended and Restated Bylaws of RF Industries, Ltd., a Nevada corporation, is hereby deleted in its entirety and is amended to read as follows:

Section 2. Commencing with the election of directors at the 2013 annual meeting of stockholders, the directors shall be divided into three classes designated as Class I, Class II and Class III. Each class shall consist, as nearly as is possible, of one-third of the number of directors constituting the entire Board of Directors. Initial class assignments shall be determined by the Board of Directors. At each annual meeting of stockholders, successors to the directors whose terms expired at that annual meeting shall be elected for a three-year term, except that, the director or directors elected to Class I will be subject to election for a three-year term at the annual meeting of stockholders in 2014 and the director or directors elected to Class II will be subject to election for a three-year term at the annual meeting of stockholders in 2015. If the number of directors changes, any increase or decrease shall be apportioned among the classes such that the number of directors in each class shall remain as nearly equal as possible, but in no case will a decrease in the number of directors shorten the term of any incumbent director. A director shall hold office until the annual meeting for the year in which his term expires and until his successor shall be elected and qualified, subject, however, to such director’s prior death, resignation, retirement, disqualification or removal from office.

Subject to the rights of the holders of any one or more series of preferred stock then outstanding, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause shall, unless otherwise provided by law, be filled solely by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors. Any director so chosen shall hold office until the next election of the class for which such director shall have been chosen and until his successor shall be elected and qualified. No decrease in the authorized number of directors shall shorten the term of any incumbent director. In the event of a vacancy on the Board of Directors, the remaining directors, except as otherwise provided by law, may exercise the powers of the full Board of Directors until the vacancy is filled.